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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of October

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             FUTUREMEDIA PLC,
                                             an English public limited company


                                             By:  /s/ Leonard Fertig
                                                  ------------------------------
                                                  Leonard Fertig
                                                  Chief Executive Officer

Date:  October 31, 2005

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   FUTUREMEDIA ANNOUNCES AGREEMENT WITH HITACHI AUTOMOTIVE SYSTEMS TO PROVIDE
        HOME COMPUTERS, CHILDCARE VOUCHERS AND BICYCLES BENEFITS PACKAGE

    BRIGHTON, UK, Oct. 31 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq:
FMDAY), a leading European e-learning content and managed benefits services provider, today announced an agreement with Hitachi Automotive Systems to provide home computers, bicycles and childcare vouchers as an upgrade to their current employee benefits package. Based in Lancashire in the north of England, the UK division, with 125 employees, was established in 1997 and specializes in the manufacture and sales of automotive electronics components.

    "I am proud to announce that we have won an important contract with Hitachi Automotive Systems,'" said Leonard M. Fertig, Chief Executive of Futuremedia plc, "Hitachi is a recognized world leader in many cutting edge technologies and is keenly aware of the need to provide a high level of benefits for its staff. While the automotive electronics division is a small organization, we are delighted to be working with such a prestigious client, and we look forward to the possibility of being involved in similar benefit plans throughout Hitachi in the future."

    Jill Hemans, Human Resources Team Leader, at Hitachi Automotive Systems said, "Hitachi Automotive Systems, as part of the Hitachi Ltd group, realizes that it has a responsibility to provide the right level of benefits to our employees. Following discussions with our workforce and with the help of Futuremedia, we believe we have created an attractive package that provides an optimal mix of benefits for our staff."

    About Hitachi:

    Hitachi, Ltd. (NYSE: HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 340,000 employees worldwide. Fiscal 2002 (ended March 31, 2003) consolidated sales totalled 8,191.7 billion yen ($68.3 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, visit http://www.hitachi.com.

    About Futuremedia:

    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefit from new contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts such as the Hitachi contract (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             10/31/2005
    /CONTACT: In the US - Mike Smargiassi of Brainerd Communicators, Inc., +1-212-986-6667, or ir@futuremedia.co.uk; Corey Kinger of Brainerd Communicators, Inc., +1-212-986-6667, or ir@futuremedia.co.uk, or In the UK - Gerry Buckland, +44-7774-860011, or info_db@mac.com, all for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk
                http://www.hitachi.com /
    (FMDAY HIT)

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